                                                      Registration No. 333-65690
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------
                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
             OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2
                                    --------
        PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                           (Exact Name of Registrant)
                                    --------
                        PRINCIPAL LIFE INSURANCE COMPANY
                              (Name of Depositor)
                                    --------
                                711 High Street
                             Des Moines, Iowa 50309
              (Address of Depositor's Principal Executive Offices)
                                    --------
                                 (515) 247-5111
              (Depositor's Telephone Number, Including Area Code)
                                    --------
                                 Sarah H. Pitts
                        Principal Life Insurance Company
                                711 High Street
                             Des Moines, Iowa 50309
               (Name and Address of agent for service of process)
                                    --------
                  Please send copies of all communications to
                                J. SUMNER JONES
                                 Jones & Blouch
                       1025 Thomas Jefferson Street, N.W.
                           Washington, DC 20007-0805
                                    --------

Title and Amount of Securities: Principal Variable Universal Life Accumulator Policy. (Pursuant to Rule 24F-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities being registered.)


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends its Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                             Cross Reference Sheet

 ITEMS OF FORM N-8B-2                   CAPTIONS IN PROSPECTUS
1                       Cover Page
2                       Cover Page
3                       Not Applicable
4                       Distribution of the Policy
5                       Principal Life Insurance Company Variable Life Separate
                        Account
6(a)                    Not Applicable
6(b)                    Not Applicable
7                       Not Required
8                       Not Required
9                       Legal Proceedings
10(a)                   Ownership, Beneficiary, Assignment
10(b)                   Calculation of Accumulated Value; Unit Values; Net
                        Investment Factor; Valuations in Connection with a
                        Policy; Participating Policy
10(c),10(d)             Summary (Transfers; Policy Loans; Loan Accounts;
                        Surrenders, Charges and Deductions; Death Benefits and
                        proceeds; Maturity Proceeds)
10(e)                   Summary (Premiums, Termination and Reinstatement);
                        Policy Termination and Reinstatement (Policy
                        Termination; Reinstatement)
10(f)                   Other Matters (Voting Rights)
10(g)(1),10(g)(2),      Principal Life Insurance Company Variable Life Separate
10(h)(1),10(h)(2)       Account; General Provisions (Addition, Deletion or
                        Substitution of Investments)
10(g)(3),10(g)(4),      Not Applicable
10(h)(3),10(h)(4)
10(i)                   Principal Life Insurance Company Variable Life Separate
                        Account, The Policy (Policy Values); General Provisions
                        (Addition, Deletion or Substitution of Investments);
                        General Provisions (Optional Insurance Benefits);
                        Federal Tax Matters
11                      Principal Life Insurance Company Variable Life Separate
                        Account; General Provisions (Addition, Deletion or
                        Substitution of Investments)

12(a)                   Cover page
12(b)                   Not Applicable
12(c)                   Principal Life Insurance Company Variable Life Separate
                        Account; The Funds
12(d)                   Distribution of the Policy
12(e)                   Principal Life Insurance Company Variable Life Separate
                        Account
13(a)                   Principal Life Insurance Company Variable Life Separate
                        Account; Charges and Deductions
13(b),13(c),            Summary (Charges and Deductions); Charges and
13(d),13(e),13(f),13(g) Deductions
14                      The Policy (To buy a Policy); Distribution of the
                        Policy
15                      Summary (Premiums); The Policy (Payment of Premiums;
                        Premium Limitations; Allocation of Premiums)
16                      Summary (The Policy); Principal Life Insurance Company
                        Variable Life Separate Account; The Policy (Policy
                        Values); General Provisions (Addition, Deletion or
                        Substitution of Investments)
17(a),17(b),17(c)       Captions referenced under Items 10(c), 10(d), 10(e),
                        and 10(i) above
18(a)                   Summary (Policy Value); The Policy (Policy Values)
18(b)                   Summary (Policy Value); The Policy (Policy Values)
18(c)                   Summary (Policy Loans); The Policy (Policy Values;
                        Policy Loans; Loan Account)
18(d)                   Not Applicable
19                      Other Matters (Voting Rights; Statement of Values)
20(a),20(b)             Principal Life Insurance Company Variable Life Separate
                        Account; General Provisions (Addition, Deletion or
                        Substitution of Investments); Other Matters (Voting
                        Rights)
20(c),20(d),            Not Applicable
20(e),20(f)
21(a),21(b)             Summary (Policy Loans); The Policy (Policy Values;
                        Policy Loans)
21(c)                   Summary (Policy Value; Policy Loans); The Policy
                        (Policy Values; Policy Loans)
22                      General Provisions (The Contract; Incontestability)
23                      Not Applicable
24                      Summary
25                      The Company
26                      Summary (Investment Account); The Policy (Investment
                        Account Transfers)
27                      The Company
28                      Officers and Directors of Principal Life Insurance
                        Company
29                      The Company
30                      Not Applicable
31                      Not Applicable
32                      Not Applicable
33                      Not Applicable

                 PRINCIPAL VARIABLE UNIVERSAL LIFE ACCUMULATOR

                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY


The Principal Variable Universal Life Accumulator Insurance Policy (the
"Policy") is issued by Principal Life Insurance Company (the "Company"). The Policy provides:
 . a death benefit payable on the death of the insured;
 . policy loans; and
 . a net surrender value which may be accessed by a partial or total surrender of the Policy.

This prospectus provides information that you should know before buying a Policy. It is accompanied by a current prospectus for the underlying mutual funds that are available under the Policy. Please read these prospectuses carefully and keep them for future reference.



The investment options available under the Policy are:

    Principal Variable Contracts       AIM V.I. Growth Fund
    Fund, Inc.
     Asset Allocation Account          AIM V.I. Growth and Income Fund
     Balanced Account                  AIM V.I. Value Fund
     Bond Account                      American Century Variable Portfolios,
                                       Inc.
     Capital Value Account              VP Income & Growth
     Equity Growth Account              VP Ultra
     Government Securities Account     Dreyfus Investment Portfolios
     Growth Account                     Founders Discovery Portfolio
     International Account             Fidelity Variable Insurance Products
                                       Fund II
     International SmallCap Account     Contrafund/(R)/ Portfolio
     LargeCap Growth Account           Fidelity Variable Insurance Products
                                       Fund
     LargeCap Stock Index Account       Equity-Income Portfolio
     MicroCap Account                   High Income Portfolio
     MidCap Account                    INVESCO VIF - Dynamics Fund
     MidCap Growth Account             INVESCO VIF - Health Sciences Fund
     MidCap Growth Equity Account      INVESCO VIF - Small Company Growth
     MidCap Value Account              INVESCO VIF - Technology Fund
     Money Market Account              Janus Aspen Series
     Real Estate Account                Aggressive Growth Portfolio
     SmallCap Account                  Putnam Variable Trust
     SmallCap Growth Account            Global Asset Allocation Fund
     SmallCap Value Account             Vista Fund
     Utilities Account                  Voyager Fund

This Policy is NOT:
 . a bank deposit
 . endorsed by a bank or government agency
 . federally insured

The Policy involves investment risk, including possible loss of principal.


You should be aware that the Securities and Exchange Commission ("SEC") has not reviewed the Policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It is a criminal offense to say otherwise.

                   This prospectus is dated ________________.


The Policy offered by this prospectus may not be available in all states. This prospectus is not an offer to sell, or solicitation of an offer to buy, the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

GLOSSARY


ADJUSTMENT - change to your Policy resulting from an increase or decrease in policy face amount or a change in: smoking status; death benefit option; rating or riders.


ADJUSTMENT DATE - the monthly date on or next following the Company's approval of a requested adjustment.


ATTAINED AGE - the insured's age on the birthday on or preceding the last policy anniversary.


BUSINESS DAY - any date that the New York Stock Exchange is open for trading and trading is not restricted.


DIVISION - a part of the Separate Account which invests in shares of a mutual fund.


EFFECTIVE DATE - the date on which all requirements for issuance of a Policy have been satisfied.


FIXED ACCOUNT - that part of the dollar amount in the Policy that reflects value in the General Account of the Company.


GENERAL ACCOUNT - assets of the Company other than those allocated to any of our Separate Accounts.


INSURED - the person named as the "insured" on the application for the Policy. The insured may or may not be the owner.


LOAN ACCOUNT - that part of the dollar amount in the Policy that reflects the value transferred from the division(s) and/ or Fixed Account as collateral for a policy loan.


MONTHLY DATE - the day of the month which is the same day as the policy date.
     Example: If the policy date is September 5, 2002, the first monthly date is October 5, 2002.

MONTHLY POLICY CHARGE - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the monthly administration charge and asset based charge in effect on the monthly date.


MUTUAL FUND - a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division invests.


NET POLICY VALUE - the policy value minus any policy loans and unpaid loan interest.


NET PREMIUM - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions and/or Fixed Account.


NET SURRENDER VALUE - surrender value minus any policy loans and unpaid loan interest.


NOTICE - any form of communication received in our home office which provides the information we need which may be in writing or another manner which we approve in advance.


OWNER - the person, including joint owner, who owns all the rights and privileges of this Policy.


POLICY DATE - the date from which monthly dates, policy years and policy anniversaries are determined.


POLICY VALUE - an amount equal to the Fixed Account value plus the division value(s) plus the Loan Account value.


POLICY YEAR - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.

     Example: If the policy date is September 5, 2002, the first policy year ends on September 4, 2003. The first policy anniversary falls on September 5, 2003.

PREMIUM EXPENSE CHARGE - the charge deducted from premium payments to cover a sales charge, state and local premium taxes and federal taxes.


PRORATED BASIS - in the proportion that the value of a particular division or the Fixed Account bears to the total value of all divisions and the Fixed Account.


SURRENDER VALUE - policy value minus any surrender charge.


TARGET PREMIUM - a premium amount which is used to determine any applicable surrender charge under a Policy. Target premiums are provided in Appendix B.


TOTAL FACE AMOUNT - policy face amount plus face amount of the supplemental benefit rider, if any.


UNIT - the accounting measure used to calculate the value of the divisions.


VALUATION DATE - each day the New York Stock Exchange ("NYSE") is open.


VALUATION PERIOD - the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. on each valuation date and ends at the close of normal trading of the NYSE on the next valuation date.


WRITTEN REQUEST - actual delivery to the Company at our office of a written notice or request, signed and dated, on a form we supply or approve.


Your notices may be mailed to us at:

   Principal Life Insurance Company
   P O Box 9296
   Des Moines, Iowa 50306-9296

SUMMARY


This prospectus describes a flexible variable universal life policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.


THE POLICY

The Policy is designed to provide you with:
 . Insurance protection;
 . a death benefit payable at the death of the insured; and . flexibility in:
  . the amount and frequency of premium payments (subject to certain limitations); and
  . the amount of life insurance proceeds payable under the Policy.

You may allocate your net premium payments to divisions and/or the Fixed Account. All divisions may not be available in all states. A current list of divisions available in your state may be obtained from a sales representative or our home office.


Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.



The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.

DIVISION                         THE DIVISION INVESTS IN:
--------                         ------------------------
                                 Principal Variable Contracts Fund, Inc.
 Asset Allocation                 Asset Allocation Account
 Balanced                         Balanced Account
 Capital Value                    Capital Value Account
 Equity Growth                    Equity Growth Account
 Government Securities            Government Securities Account
 Growth                           Growth Account
 International                    International Account
 International SmallCap           International SmallCap Account
 LargeCap                         LargeCap Growth Account
 LargeCap Stock Index             LargeCap Stock Index Account
 MicroCap                         MicroCap Account
 MidCap                           MidCap Account
 MidCap Growth                    MidCap Growth Account
 MidCap Growth Equity             MidCap Growth Equity Account
 MidCap Value                     MidCap Value Account
 Money Market                     Money Market Account
 Real Estate                      Real Estate Account
 SmallCap                         SmallCap Account
 SmallCap Growth                  SmallCap Growth Account
 SmallCap Value                   SmallCap Value Account
 Utilities                        Utilities Account
 AIM V.I. Growth                 AIM V.I. Growth Fund
 AIM V.I. Growth and Income      AIM V.I. Growth and Income Fund
 AIM V.I. Value                  AIM V.I. Value Fund
 American Century VP Income &    American Century VP Income & Growth Fund -
Growth                            Investors Class Shares
 American Century VP Ultra       American Century VP Ultra Fund -
                                  Investor Class Shares
                                 Dreyfus Investment Portfolios - Investor Class
                                 Shares
 DIP Founders Discovery          Founders Discovery Portfolio
                                 Fidelity Variable Insurance Products Fund II -
                                  Initial Class Shares
 Fidelity VIP Contrafund         Contrafund Portfolio
                                 Fidelity Variable Insurance Products Fund -
                                  Initial Class Shares
 Fidelity VIP Equity - Income    Equity Income Portfolio
Fund
 Fidelity VIP High Income        High Income Portfolio
 INVESCO VIF - Dynamics Fund     INVESCO VIF - Dynamics Fund -
                                  Investor Class Shares
 INVESCO VIF - Health Sciences   INVESCO VIF - Health Sciences Fund -
Fund                              Investor Class Shares
 INVESCO VIF - Small Company     INVESCO VIF - Small Company Growth -
Growth Fund                       Investor Class Shares
 INVESCO VIF - Technology Fund   INVESCO VIF - Technology Fund -
                                  Investor Class Shares
                                 Janus Aspen Series - Service Class Shares
 Janus Aspen Aggressive Growth    Aggressive Growth Portfolio
 Putnam VT Global Asset          Putnam VT Global Asset Allocation Fund -
Allocation                        IB Class Shares
 Putnam VT Vista                 Putnam VT Vista Fund - IB Class Shares
 Putnam VT Voyager               Putnam VT Voyager Fund - IB Class Shares

PREMIUMS
The Company guarantees that the Policy will stay in force for the first five policy years if you have paid enough premium to meet the no lapse guarantee provision (see THE POLICY - Payment of Premiums).

Your initial net premium is allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date of the Policy, the money is reallocated using your allocation instructions (see THE POLICY - Allocation of Premiums). Any subsequent net premiums are allocated to divisions and/or the Fixed Account.


POLICY VALUE
Your Policy value is:
 . the value(s) of your division(s)
 . plus the value of your Fixed Account
 . plus the value of your Loan Account.

It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or investments in the Fixed Account or a death benefit guarantee rider, this could result in no death benefit upon the insured's death.


FIXED ACCOUNT
The Company guarantees that net premiums allocated to the Fixed Account earn interest at a guaranteed rate. In no event will the guaranteed interest rate be less than 3%, accrued daily, compounded annually.

TRANSFERS
You may transfer amounts between the divisions and/or the Fixed Account.

POLICY LOANS
You may borrow against your policy value any time the Policy has a net surrender value. The minimum amount of a loan is $500.

LOAN ACCOUNT
When you take a policy loan, we establish a Loan Account. We charge interest on your policy loan. An amount equal to the amount of the policy loan is transferred to the Loan Account from your divisions and/or Fixed Account. The Loan Account earns interest.

SURRENDERS (TOTAL AND PARTIAL)

Total Surrender
---------------
 . You may surrender your Policy and receive the net surrender value.
 . We calculate the net surrender value as of the business day we receive your written request.
 . A surrender charge is imposed on total surrenders within ten years of the policy date (another date may apply if the Policy has been reinstated or the policy face amount increased).

Partial Surrender
-----------------
 . After the first policy year, you may request a partial surrender of the net surrender value.
 . The minimum amount of partial surrender is $500.
 . You may make up to two partial surrenders in a policy year the total of which may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year).
 . The reduction in total face amount will be made as a last-in, first-out basis.

CHARGES AND DEDUCTIONS

Premium Expense Charge
----------------------
Deductions from premiums during each of the first five years (and with respect to premiums made because of a policy face amount increase, during the first five years after the increase) equal:
 . sales charge of 3.00% of premiums paid
 . plus 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

Deductions after the first five policy years (and after five years of a policy face amount increase) include:
 . 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

Surrender Charges
-----------------
A surrender charge is imposed on policy termination or total surrender during the first ten policy years. A policy face amount increase has its own surrender charge period that begins on the adjustment date. (see CHARGES AND DEDUCTIONS - Surrender Charge).

The surrender charge is a factor of:
 . the Policy's target premiums;
 . the policy holder's age and state of residence; and . the length of time the Policy has been in effect.


Monthly Policy Charges
----------------------
 . Administration charge:
  . The monthly administrative charge is $25.00 per month during the first policy year.

  . After the first policy year, the current administrative charge is $10.00 per month. This charge is guaranteed not to exceed $25.00 per month.

 . Cost of insurance charge.
 . Asset based charge:
  . in the first ten policy years, 0.70% of your value(s) in the division(s) and
    Fixed Account per year;
  . after the tenth policy year, 0.20% of your value(s) in the division(s) and
    Fixed Account per year.
 . Optional benefit rider(s) charge(s).


Other Charges
-------------
 . Policy loan interest of 5.50% annually in policy years 1-10 and 3.8% annually after policy year 10.
 . Investment management fees and other operating expenses for the mutual fund underlying a division.
 . The annual expenses of Underlying Mutual Funds (as a percentage of average net assets) as of December 31, 2000 were:

                                               MANAGEMENT FEES      12B-1        OTHER         TOTAL EXPENSES
 UNDERLYING MUTUAL FUNDS                     AFTER REIMBURSEMENT     FEES       EXPENSES     AFTER REIMBURSEMENT
 -----------------------                     -------------------    -----       --------     -------------------
 Principal Variable Contracts Fund
 Asset Allocation Account                          0.80%            N/A          0.04%           0.84%
 Balanced Account                                  0.58             N/A          0.02            0.60
 Bond Account                                      0.49             N/A          0.02            0.51
 Capital Value Account                             0.59             N/A          0.01            0.60
 Equity Growth Account                             0.72             N/A          0.01            0.73
 Government Securities Account                     0.49             N/A          0.02            0.51
 Growth Account                                    0.59             N/A          0.01            0.60
 International Account                             0.85             N/A          0.05            0.90
 International SmallCap Account                    1.20             N/A          0.24            1.44
 LargeCap Growth Account                           1.05             N/A          0.15            1.20/(1)(2)/
 LargeCap Stock Index Account                      0.29             N/A          0.11            0.40/(1)(2)/
 MicroCap Account                                  0.86             N/A          0.20            1.06/(1)/
 MidCap Account                                    0.60             N/A          0.02            0.62
 MidCap Growth Account                             0.85             N/A          0.11            0.96/(1)/
 MidCap Growth Equity Account                      0.75             N/A          0.34            1.09/(1)(2)/
 MidCap Value Account                              0.96             N/A          0.24            1.20/(1)/
 Money Market Accounts                             0.50             N/A          0.02            0.52
 Real Estate Account                               0.90             N/A          0.09            0.99
 SmallCap Account                                  0.85             N/A          0.05            0.90
 SmallCap Growth Account                           1.00             N/A          0.02            1.02
 SmallCap Value Account                            0.92             N/A          0.24            1.16/(1)/
 Utilities Account                                 0.60             N/A          0.03            0.63



 AIM V.I. Growth Fund                              0.61             N/A          0.22            0.83
 AIM V.I. Growth and Income Fund                   0.60             N/A          0.25            0.85
 AIM V.I. Value Fund                               0.61             N/A          0.23            0.84

 American Century Variable Portfolios, Inc.
 VP Income & Growth Fund                           0.70             N/A          0.00            0.70
 VP Ultra Fund                                     1.00/(3)/        N/A          0.00            1.00



 Dreyfus Investment Portfolios
 Founders Discovery Portfolio                      0.62            0.25/(4)/     0.63            1.50/(5)/

 Fidelity Variable Insurance Fund II
 Fidelity Contrafund                               0.57             N/A          0.09            0.66
 Fidelity Variable Insurance Fund
 Fidelity Equity-Income                            0.48             N/A          0.08            0.56
 Fidelity High Income                              0.58             N/A          0.10            0.68



 INVESCO VIF - Dynamics Fund                       0.75            N/A/          0.34            1.09
 INVESCO VIF - Health Sciences Fund                0.75             N/A          0.32            1.07
 INVESCO VIF - Small Company Growth Fund           0.75             N/A          0.68            1.43
 INVESCO VIF - Technology Fund                     0.72             N/A          0.30            1.02


 Janus Aspen Series
 Aggressive Growth                                 0.65            0.25/(4)/     0.02            0.92


 Putnam Variable Trust
 Putnam VT Global Asset Allocation Fund            0.65            0.25/(4)/     0.12            0.94
 Putnam VT Vista Fund                              0.65            0.17/(4)/     0.10            0.82
 Putnam VT Voyager Fund                            0.51            0.20/(4)/     0.04            0.71

  /(1)/ Principal Management Corporation voluntarily agreed to waive a portion of its fee. Before the waiver, the total annual expenses through December 31, 2000 were: LargeCap Growth Account, 1.25%; LargeCap Stock Index Account, 0.46%; MicroCap, 1.20%; MidCap Growth, 1.01%; MidCap Growth Equity, 1.34%; MidCap Value, 1.29%; and SmallCap Value Account, 1.34%.
  /(2)/ Principal Management Corporation has voluntarily agreed to reimburse the total annual expenses (if necessary) through April 30, 2002 so that they will not exceed 1.20% for the LargeCap Growth Account; 0.40% for the LargeCap Stock Index Account and 1.10% for the MidCap Growth Equity Account.
  /(3)/ The fund has a stepped fee schedule. As a result, the management fee will decrease as the assets increase, VP Ultra 1.00% of first $20 billion of average net assets, and 0.95% of average net assets over $20 billion.
  /(4)/ The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for recordkeeping, marketing and distribution services.
  /(5)/ The Dreyfus Corporation has agreed, until December 31, 2001, to waive receipt of a portion of its fees. Without the waiver, the fee would be 1.78%.
  /(6)/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.
  /(7)/ Annual expenses are based upon expenses for the fiscal year ended
    December 31, 2000, restated to reflect a reduction in the management fee for the Janus Aspen Aggressive Growth Portfolio.

DEATH BENEFITS AND PROCEEDS
The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:
 . the death benefit plus interest (as explained in DEATH BENEFITS AND RIGHTS -
  Death Proceeds);
 . plus proceeds from any benefit riders on the life of the insured;
 . minus policy loans and unpaid loan interest;
 . minus any overdue monthly policy charges (if the insured died during a grace period).


The Policy provides for three death benefit options. You choose an option on your application. Subject to certain conditions, you may change your option after the Policy has been issued.


Death proceeds are paid in cash or applied under a benefit payment option. We pay interest on the death proceeds from the date of death of the insured until the date of payment or application under a benefit payment option.


MATURITY PROCEEDS
If the insured is living on the maturity date, we will pay you (the owner) an amount equal to the net surrender value. The Policy then terminates. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option.

ADJUSTMENT OPTIONS
You may send us a written request to increase or decrease the policy face amount. No request is approved if the Policy is in a grace period or if monthly policy charges are being waived under a rider.

The minimum amount of an increase is $50,000 and is subject to our underwriting guidelines in effect at the time you request the increase.


You may only request a decrease in policy face amount:
 . after the first policy anniversary; and

 . if the request does not decrease the policy face amount below $100,000.

TERMINATION AND REINSTATEMENT
The Policy terminates when:
 . you make a total policy surrender;
 . death proceeds are paid;
 . maturity proceeds are paid; or
 . you do not make additional premium payments (after the expiration of a 61-day grace period).

Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient values.


TEN DAY EXAMINATION OFFER (FREE-LOOK PROVISION)
 . You may return the Policy during the free-look period that is generally 10 days but may be longer in certain states.
 . We return either all premiums paid or the policy value, whichever is required by applicable state law.

THE COMPANY

The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc.

On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place July 1, 1998.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

The Separate Account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the Securities and Exchange Commission ("SEC"). This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, of the Separate Account are credited to or charged against the Separate Account without regard to other income, gains, or losses of the Company. Obligations arising from the Policy, including the promise to make benefit option payments, are our general corporate obligations. However, the Policy provides that the portion of the Separate Account's assets equal to the reserves and other liabilities under the Policy are not charged with any liabilities arising out of any other business of the Company.


The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.


THE FUNDS

The funds are mutual funds registered under the Investment Company Act of 1940 as open-end diversified management investment companies. The funds provide the investment vehicles for the divisions. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available from a sales representative or our home office.

The following is a brief summary of the investment objectives of each division:

ASSET ALLOCATION DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Asset Allocation
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total investment return consistent with the preservation of capital. The Account intends to pursue a flexible investment policy in seeking to achieve this investment objective.

BALANCED DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Balanced Account INVESTMENT ADVISOR: (equity securities portion) Invista Capital
                Management, LLC through a sub-advisory agreement
                (fixed-income securities portion) Principal Capital Income Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total return consisting of current income and capital appreciation while assuming reasonable risks in furtherance of this objective.

BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital of appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

EQUITY GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Growth
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

GOVERNMENT SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government
                Securities Account
              INVESTMENT ADVISOR: Principal Capital Income Investors, LLC
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal. The Account seeks to achieve its objective through the purchase of obligations issued or guaranteed by the United States Government or its agencies. Account shares are not guaranteed by the United States Government.

GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Growth Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

INTERNATIONAL SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                SmallCap Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of non-United States companies with comparatively smaller market capitalizations.

LARGECAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Account
              INVESTMENT ADVISOR: Janus Capital Corporation through a
                sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of growth companies with market capitalization of greater than $10 billion.

LARGECAP STOCK INDEX DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Stock
                Index Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account attempts to mirror the investment results of the Standard & Poor's 500 Index.

MICROCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MicroCap Account INVESTMENT ADVISOR: Goldman Sachs Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in value and growth oriented companies with small market capitalizations, generally less than $700 million.

MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: Dreyfus Corporation through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MIDCAP GROWTH EQUITY DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Equity Account
              INVESTMENT ADVISOR: Turner Investment Partners, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to achieve long-term growth of capital by investing primarily in medium capitalization U.S. companies with strong earnings growth potential.

MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and market capitalizations in the $1 billion to $10 billion range.

MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

REAL ESTATE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: Berger LLC through a sub-advisory agreement INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

UTILITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Utilities Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek to provide current income and long-term growth of income and capital by investing primarily in equity and fixed- income securities of companies in the public utilities industry.

AIM V.I. GROWTH DIVISION

              INVESTS IN: AIM V.I. Growth Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital.

AIM V.I. GROWTH AND INCOME DIVISION

              INVESTS IN: AIM V.I. Growth and Income Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital with a secondary objective of current income.

AIM V.I. VALUE DIVISION

              INVESTS IN: AIM V.I. Value Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. Income is a secondary objective.


AMERICAN CENTURY VP INCOME & GROWTH DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Income &
                Growth
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.


AMERICAN CENTURY VP ULTRA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Ultra INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth.

DIP FOUNDERS DISCOVERY DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Founders Discovery
                Portfolio
              INVESTMENT ADVISOR: Founders Asset Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks capital appreciation. To pursue this goal, the portfolio invests primarily in equity securities of small, U.S. based companies which are characterized as "growth" companies.

FIDELITY VIP CONTRAFUND DIVISION

              INVESTS IN: Fidelity VIP II Contrafund Portfolio

              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: to seek long-term capital appreciation.

FIDELITY VIP EQUITY - INCOME DIVISION

              INVESTS IN: Fidelity VIP Equity - Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: to seek reasonable income by investing primarily in income-producing equity securities.

FIDELITY VIP HIGH INCOME DIVISION

              INVESTS IN: Fidelity VIP High Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: to seek a high level of current income by investing primarily in high yielding, lower quality, fixed income securities, while also considering growth of capital.

INVESCO VIF - DYNAMICS DIVISION

              INVESTS IN: INVESCO VIF - Dynamics Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - HEALTH SCIENCES DIVISION

              INVESTS IN: INVESCO VIF - Health Sciences Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - SMALL COMPANY GROWTH DIVISION

              INVESTS IN: INVESCO VIF - Small Company Growth Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

INVESCO VIF - TECHNOLOGY DIVISION

              INVESTS IN: INVESCO VIF - Technology Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth.

JANUS ASPEN AGGRESSIVE GROWTH DIVISION

              INVESTS IN: Janus Aspen Series Aggressive Growth Portfolio INVESTMENT ADVISOR: Janus Capital Corporation
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

PUTNAM VT GLOBAL ASSET ALLOCATION DIVISION

              INVESTS IN: Putnam VT Global Asset Allocation Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: to seek a high level of long-term total return consistent with preservation of capital.

PUTNAM VT VISTA DIVISION

              INVESTS IN: Putnam VT Vista Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: to seek capital appreciation.

PUTNAM VT VOYAGER DIVISION

              INVESTS IN: Putnam VT Voyager Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: to seek capital appreciation.

An Investment Advisor agrees to provide investment advisory services for a specific underlying Mutual Fund. For these services, the Investment Advisor is paid a fee.


The Company purchases and sells fund shares for the Separate Account at their net asset value without any sales or redemption charge. The Separate Account has divisions that correspond to interests in the underlying mutual funds. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.


THE POLICY


The descriptions that follow are based on provisions of the Policy offered by this prospectus.


TO BUY A POLICY
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.


The minimum policy face amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum policy face amount. The increased minimum face amount would apply only to Policies issued after the effective date of the increase.


To issue a Policy, we require that the insured be age 85 or younger as of the policy date. Other underwriting restrictions may apply.


An applicant for the Policy must:
 . furnish satisfactory evidence of insurability of the insured; and . meet our insurance underwriting guidelines and suitability rules.


If you want insurance coverage to start at the time the application is submitted, you must send a payment with your completed application. The amount is shown on the policy illustration provided to you by your registered representative. If this amount is submitted with the application, a conditional receipt is given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.



We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met.



Policy Date
-----------
If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the 28th of the same month. Policies that are issued on a COD basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. Your policy date is shown on the current data pages. Current data pages are the most recent policy specification pages issued to a policy owner and located in the policy.


Upon specific request and our approval, your Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.


Effective Date
--------------
The Policy date and the effective date are the same unless:
 . a backdated Policy date is requested; or . a Policy is applied for on a COD basis (the effective date is the date we received at least the monthly policy charge); or . application amendments are required (the effective date is the date we receive, review and accept amendments).

The insurance coverage does not take effect until you actually receive the Policy. If the insured was to die before the owner actually receives the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).



PAYMENT OF PREMIUMS
The amount and frequency of your premium payments affects the policy value, the net surrender value and how long the Policy remains in force. After the initial premium, you may determine the amount and timing of subsequent premium payments within certain restrictions. The no lapse guarantee premium is shown on the current data pages for your Policy. You must pay premiums to us at our home office, Principal Life Insurance Company, 801 Grand (IDPC), Des Moines, Iowa
 50392.


The planned periodic premium schedule reflects the premiums the policy owner PLANS to pay at the time the contract is issued. Determination of whether the no-lapse guarantee remains in effect is based on the ACTUAL premiums paid.

The no-lapse guarantee provision provides that, subject to satisfaction of the no-lapse premium requirement, the policy will not terminate during the first five policy years even if the policy's net surrender value is insufficient to cover the monthly policy charge.


The no-lapse premium requirement requires that (a minus b) is greater than equal to (c) where:
 . (a) is the sum of premiums paid;
 . (b) is the sum of all existing policy loans, unpaid loan interest and partial surrenders; and
 . (c) is the sum of the no lapse guarantee monthly premiums since the policy date to the most recent monthly date.


No-lapse guarantee premiums are per $1000 of face amount and vary by issue age, gender and smoking status. There are no policy charges for the no-lapse guarantee.


The death benefit guarantee rider provides that, subject to satisfaction of the death benefit guarantee requirement, the policy will not terminate prior to the later of the insured attaining age 65 or 5 years from policy issue even if the policy's net surrender value is insufficient to cover the monthly policy charge.


The death benefit guarantee premium requirement requires that (a minus b) is greater than equal to (c) where:
 . (a) is the sum of premiums paid;
 . (b) is the sum of all existing policy loans, unpaid loan interest and partial surrenders; and
 . (c) is the sum of the death benefit guarantee monthly premiums since the policy date to the most recent monthly date.

Death benefit guarantee premiums are per $1000 of face amount and vary by issue age and gender. There are no policy charges for the death benefit guarantee. The death benefit guarantee coverage period is limited to a maximum of 20 years in New Jersey and Texas.


Preauthorized withdrawals may be set up on a monthly basis (to allow us to automatically deduct premium payments from your checking or other financial institution account). We send premium reminder notices to you if you establish an annual, semiannual or quarterly premium payment schedule. You may also make unscheduled payments to us at our home office or by payroll deduction (where permitted by state law and approved by us).


PREMIUM LIMITATIONS
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the current maximum premium payments allowed for life insurance under the Internal Revenue Code (the "Code"). If you make a premium payment that would result in total premiums exceeding the current maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Any excess will be returned and no further premiums are accepted until allowed by the current maximum premium limitations.

ALLOCATION OF PREMIUMS
Your initial net premium (and other net premiums we receive prior to the effective date and twenty days after the effective date) is allocated to the Money Market division at the end of the valuation date we receive the premium. Twenty-one days after the effective date, the money is reallocated to the divisions and/or to the Fixed Account according to your instructions. Generally, the twenty day period corresponds to the maximum free-look period (except for policies purchased in California by applicants over age 60) (see, Ten Day Examination Offer (Free-Look Provision)). If the twenty-first day is not a business day, the transfer will occur on the first business day following the twenty-first day from the effective date.
     Example: The effective date of your Policy is February 1st. Your net premium is allocated to the Money Market division at the end of the valuation period we receive the premium. At the close of business on February 21st, the net premium is reallocated to the division and/or Fixed Account that you selected.

Net premium payments received after the twenty-day period are allocated to the divisions or to the Fixed Account according to your instructions. For each division and the Fixed Account, the allocation percentage must be zero or a whole number. The total of all the percentages for the divisions and the Fixed Account must equal 100. The percentage allocation for future premium payments may be changed, without charge, at any time by:
 . sending a written request to us;
 . if telephone privileges apply, calling us at 1-800-247-9988; or
 . if internet privileges apply visiting www.principal.com.

The allocation changes are effective at the end of the valuation period in which your new instructions are received.


TEN DAY EXAMINATION OFFER (FREE-LOOK PROVISION)
Under state law, you have the right to return the Policy for any reason during the free-look period and receive your premiums paid. (If you apply for your Policy in California, the amount refunded is described below.) Your request to return the Policy must be in writing. The request and the Policy must be mailed to us or returned to the agent no later (as determined by the postmark) than the last day of the free-look period as shown below.

The free-look period is the later of:
 . 10 days* after the Policy is delivered to you;
 . 10 days* after a written notice is delivered or mailed to you which tells about the cancellation right; or
 . 45 days after you complete the application.
  * Different free-look periods apply if your Policy is issued in: California and you are age 60 and over (30 day free-look period); Colorado (15 day free-look period); or Idaho or North Dakota (20 day free-look period).


If you applied for your Policy in California, the amount refunded is:
 . the policy value as of the date we receive your written request for cancellation;
 . plus the premium expense charge(s) deducted from the premium;
 . plus the monthly policy charge(s) deducted from the policy value.

NOTES:

 . See GENERAL PROVISIONS - Delay of Payments.
 . If the purchase of this Policy is a replacement for another life insurance policy or an annuity contract, different free-look periods may apply. We reserve the right to keep the initial premium payment in the Money Market division longer than 20 days to correspond to the free-look periods of a particular state's replacement requirements.

POLICY VALUES
Your policy value is equal to the sum of the values in your divisions, Fixed Account and Loan Account (see THE FIXED ACCOUNT and THE POLICY - Loan Account). The policy value also reflects your premium payments, partial surrenders, policy loans and the policy expenses deducted from the divisions and the Fixed Account.

There is no guaranteed minimum division value. Its value reflects the investment experience of the division that you choose. It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or investments in the Fixed Account or a death benefit guarantee rider, this could result in no death benefit upon the insured's death.


At the end of any valuation period, your value in a division is:
 . the number of units you have in the division
 . multiplied by the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:
 . your initial premium payment (less premium expense charges);
 . plus subsequent premium payments (less premium expense charges);
 . plus transfers from another division or the Fixed Account minus units sold:
 . for partial surrenders from the division;
 . as part of a transfer to another division, the Fixed Account or the Loan
  Account; and
 . to pay monthly policy charges.

Unit values are calculated each valuation date. To calculate the unit value of a division, the unit value from the previous valuation date is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:


  [{the share price of the underlying mutual fund at the end of the valuation period before that day's transactions
                                      plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the valuation period}
                                   divided by
    the share price of the underlying mutual fund at the end of the previous valuation period after that day's transactions].


When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.


DIVISION TRANSFERS
You may request an unscheduled transfer or set up a periodic transfer by:
 . sending us a written request;
 . calling us if telephone privileges apply (1-800-247-9988); or
 . visiting www.principal.com (if internet privileges apply).

You must specify the dollar amount or percentage to transfer from each division. The transfer is made, and the values determined as of the end of the valuation period in which we receive your request. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.


You may not make a transfer to the Fixed Account if:
 . a transfer has been made from the Fixed Account to a division within six months; or
 . immediately after the transfer, the Fixed Account value would be more than $1,000,000 (without our prior approval).

Unscheduled Transfers
---------------------
You may make unscheduled transfers from a division to another division or to the Fixed Account. The minimum transfer amount is the lesser of $100 or the value of your division.

Scheduled Transfers (dollar cost averaging (DCA))
-------------------------------------------------

You may elect to have automatic transfers made on a periodic basis without an additional charge.
 . The amount of the transfer is:
  . the dollar amount you select (the minimum is the lesser of $100 or the value of the division); or
  . a percentage of the division value as of the date you specify (other than the 29th, 30th or 31st).
 . You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly).
 . If the selected date is not a valuation date, the transfer is completed on the next valuation date.
 . The value of the division must be equal to or more than $2,500 when your scheduled transfers begin.
 . Transfers continue until your interest in the division has a zero balance or we receive notice to stop them.
 . We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.

FIXED ACCOUNT TRANSFERS
Transfers from your investment in the Fixed Account to your division(s) are subject to certain limitations. You may transfer amounts by making either a scheduled or unscheduled Fixed Account transfer. You may not make both a scheduled and unscheduled Fixed Account transfer in the same policy year. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.

Unscheduled Transfers
---------------------
You may make one unscheduled Fixed Account transfer to a division(s) within the 30 day period following each policy anniversary.
 . You must specify the dollar amount or percentage to be transferred (not to exceed 25% of the Fixed Account value as of the most recent policy anniversary).
 . The minimum transfer amount must be at least $100 (or the entire value of your
  Fixed Account if less).
 . If your Fixed Account value is less than $1,000, you may transfer up to 100% of your Fixed Account.

Scheduled Transfers (dollar cost averaging (DCA))
-------------------------------------------------
You may make scheduled transfers on a monthly basis from the Fixed Account to your division(s) without an additional charge as follows:
 . The value of your Fixed Account must be equal to or more than $2,500 when your scheduled transfers begin. We reserve the right to change this amount but it will never be more than $10,000.
 . The amount of the transfer is:
  . the dollar amount you select (minimum of $100); or . a percentage of the Fixed Account value (the maximum amount of the transfer is 2% of the Fixed Account value as of the specified date) as of the date you specify which may be:
    . the later of the policy date or most recent policy anniversary date; or . the date the Company receives your request.
 . Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
 . If the selected date is not a valuation date, the transfer is completed on the next valuation date.

Scheduled transfers continue until your value in the Fixed Account has a zero balance or we receive your notice to stop them. You may change the amount of the transfer once each policy year by:
 . sending us a written request;
 . calling us if telephone privileges apply (1-800-247-9988); or
 . visiting www.principal.com (if internet privileges apply).

If you stop the transfers, you may not start them again until six months after the last scheduled transfer.


AUTOMATIC PORTFOLIO REBALANCING (APR)
APR allows you to maintain a specific percentage of your policy value in your divisions over time.
     Example: You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of your value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and the proceeds are used to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.

You may elect APR at the time of application or after the Policy has been issued.


APR transfers:
 . do not begin until the expiration of the free-look period;
 . are done without charge;
 . may be done on the frequency you specify:
  . quarterly APR transfers may be done on a calendar year or policy year basis, . semiannual or annual APR transfers may only be done on a policy year basis.
 . may be done:
  . if telephone privileges apply, by calling us at 1-800-247-9988;
  . mailing us your written request;
  . faxing your request to us; or
  . if internet privileges apply, by visiting www.principal.com.
 . The transfers are made at the end of the next valuation period after we receive your instruction.
 . APR is not available for values in the Fixed Account. If you have scheduled transfers from divisions, APR is not available for those divisions.

POLICY LOANS
While your Policy is in effect and has a net surrender value, you may borrow money from us with the Policy as the security for the policy loan.
 . The minimum policy loan is $500.
 . The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.
 . If telephone privileges apply, you may request a policy loan of $5,000 or less by calling us at 1-800-247-9988. If you do not have telephone privileges or are requesting a policy loan of more than $5,000, your request must be made in writing.
 . Generally, policy loan proceeds are sent within five business days from the date we receive your request (see GENERAL PROVISIONS - Delay of Payments).
 . Requests for policy loans from any joint owner are binding on all joint owners.

LOAN ACCOUNT
When a policy loan is taken, an amount equal to the loan is transferred from your division(s) and Fixed Account to your Loan Account. Loan Accounts are part of our General Account. You may instruct us on the proportions to be taken from your accounts. If you do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge. Any loan interest due and unpaid is transferred in the same manner.

Your Loan Account earns interest from the date of transfer. The loan account interest rate is 4.00% per year. Interest accrues daily and is paid at the end of the policy year.


You are charged interest on your policy loan. During the first ten policy years, the interest rate is 5.50% per year. After policy year ten, the interest rate is 3.80% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the policy loan amount causes additional amounts to be withdrawn from your Fixed Account and/or division(s) and transferred to the Loan Account. Withdrawals are made in the same proportions as described above.


Policy loans and unpaid loan interest reduce your net surrender value. If the net surrender value is less than the monthly policy charges on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination).


While the Policy is in force and before the insured dies, policy loans and loan interest may be repaid as follows:
 . policy loans may be repaid totally or in part;
 . repayments are allocated to the division(s) and Fixed Account in the proportions used for allocation of premium payments; and . payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s) and the interest credited to the Fixed Account. In addition, policy loans and unpaid loan interest are subtracted from:
 . death proceeds at the death of the insured;
 . surrender value upon total surrender or termination of a Policy; and . maturity proceeds payable at maturity.


If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a competent tax advisor.

SURRENDERS
You must send us a written request for any surrender. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees.

Total surrender
---------------
You may surrender the Policy on or before the maturity date while the Policy is in effect. You receive the net surrender value at the end of the valuation period during which we receive your surrender request. The net surrender value is the total of the values of your divisions plus your Fixed Account plus your Loan Account minus any applicable surrender charge, policy loans and unpaid loan interest (see CHARGES AND DEDUCTIONS - Surrender Charge).
 . We reserve the right to require you to return the Policy to us prior to making any payment though this does not affect the amount of the cash surrender value.
 . If the total surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed.

Partial surrender
-----------------
After the first policy anniversary and prior to the maturity date, you may surrender a part of the Fixed Account and/or division value by sending us a written request. The surrender is effective as of the end of the valuation period during which we receive your written request for surrender. You may not request more than two partial surrenders in each policy year.

The minimum amount of a partial surrender is $500. The total of your two partial surrenders during a policy year may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year). The partial surrender may not decrease the policy face amount to less than $100,000.


Your policy value is reduced by the amount of the surrender. We surrender units from the division and/or values from the Fixed Account to equal the dollar amount of the surrender request. The surrender is deducted from your Fixed Account value and/or your division(s) according to the surrender allocation percentages you specify. If surrender allocation percentages are not specified, we use your monthly policy charge allocation percentages. Reduction of the total face amount is made on a last-in, first-out basis. No surrender charge is imposed on a partial surrender.


If Option 1 death benefit is in effect, the total face amount is reduced by the amount of the partial surrender. If Option 3 death benefit is in effect, then the total face amount may be reduced by the amount of the partial surrender if the total partial surrenders exceed the premiums paid. Any reduction of the total face amount will be made on a last in, first out basis. Total and partial surrenders from the Policy are generally paid within five business days of our receipt of your written request for surrender. Certain delays in payment are permitted (see GENERAL PROVISIONS - Delay of Payments).


DEATH BENEFITS AND RIGHTS


DEATH PROCEEDS
If the insured dies before the maturity date, we pay death proceeds.
 . We must receive proof of the death of the insured and all other required documents.
 . Payments are made to your named beneficiary(ies) under your designated death benefit option (see GENERAL PROVISIONS - Beneficiary).

The payments are made in cash lump sum or under a benefit payment option selected by the beneficiary(ies). Death proceeds are calculated as of the date of the insured's death and include:
 . the death benefit described below;
 . plus proceeds from any benefit rider on the insured's life;
 . minus policy loans and unpaid loan interest;
 . minus any overdue monthly policy charges if the insured died during a grace period;
 . plus interest on the death proceeds as required by state law.

DEATH BENEFIT OPTION
You choose death benefit Option 1, Option 2 or Option 3 at the time of application.

Option 1
--------
The death benefit is the greater of 1) the Policy's current face amount, or 2) the Policy value on the date of death multiplied by the applicable percentage. The applicable percentage is 250% for an insured currently age 40 or below. The percentage declines with increasing ages. The death benefit remains level unless the applicable percentage of Policy value exceeds the current face amount (in which case the death benefit varies as the Policy value varies).

Illustration of Option 1
------------------------
Assume that the insured's current age is under age 40, there is no loan amount and the Policy face amount is $500,000.

Under Option 1, the death benefit must be equal or greater than 250% of the Policy value. If the Policy value is more than $200,000, the death benefit is greater than $500,000. Each additional dollar added to the Policy value above $200,000 increases the death benefit by $2.50. If the Policy value exceeds $200,000 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.


Similarly, if the Policy value exceeds $200,000, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, if the Policy value is reduced from $500,000 to $450,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,250,000 to $1,125,000. However, if at any time the Policy value multiplied by the applicable percentage is less than the face amount, the death benefit equals the current face amount of the Policy.


Option 2
--------
The death benefit is equal to the greater of 1) the current face amount plus the Policy value on the date of death, or 2) the Policy value on the date of death multiplied by the applicable percentage.

Illustration of Option 2
------------------------
Assume that the insured's current age is under 40, there is no loan amount and the Policy face amount is $500,000.

A Policy with a Policy value of $100,000 has a death benefit of $600,000 ($500,000 plus $100,000). A Policy value of $300,000 has a death benefit of $800,000 ($500,000 plus $300,000). The death benefit however must be at least 250% of the Policy value. As a result, if the Policy value exceeds $333,334, the death benefit is greater than the face amount plus Policy value. Each additional dollar of Policy value above $333,334 increases the death benefit by $2.50. If the Policy value exceeds $333,334 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.


If the Policy value exceeds $333,334, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, the Policy value is reduced from $400,000 to $340,000 because of partial surrenders, charges or negative investment performance, the death benefit is reduced from $1,000,000 to $850,000. However, if the Policy value multiplied by the applicable percentage is less than the Policy face amount plus the Policy value, then the death benefit is the current face amount plus the Policy value.

Option 3
--------
The death benefit is equal to the greater of 1) the current face amount plus the premiums paid minus the withdrawals up to the date of death, or 2) the Policy value on the date of death multiplied by the applicable percentage.

Illustration of Option 3
------------------------
Assume that the insured's current age is under 40, there is no loan amount and the Policy face amount is $500,000.

A Policy with a Policy value of $100,000, premiums paid to date of $60,000 and withdrawals to date of $20,000 has a death benefit of $540,000 ($500,000 plus $60,000 minus $20,000). A Policy with a Policy value of $300,000, premiums paid to date of $225,000 and withdrawals to date of $75,000 has a death benefit of $650,000 ($500,000 plus $225,000 minus $75,000). The death benefit however must be at least 250% of the Policy value. As a result, if the Policy value exceeds $260,000, the death benefit is greater than the face amount plus premiums paid to date minus withdrawals to date. Each additional dollar of Policy value above $260,000 increases the death benefit by $2.50. If the Policy value exceeds $260,000 and increases by $100 because of investment performance or premium payments, the death benefit increases by $250.


If the Policy value exceeds $260,000, each dollar taken out of the Policy value reduces the death benefit by $2.50. For example, the Policy value is reduced from $300,000 to $240,000 because of charges or negative investment performance, the death benefit is reduced from $750,000 to $600,000. However, if the Policy value multiplied by the applicable percentage is less than the Policy face amount plus the premiums paid to date minus the withdrawals to date, then the death benefit is the current face amount plus the premiums paid to date minus the withdrawals to date.


The applicable percentage lowers as the insured's age increases. If the current age of the insured in the illustration is 50 (rather than age 40), the applicable percentage would be 185%.

                            APPLICABLE PERCENTAGES*
 (For ages not shown, the applicable percentages decrease by a pro-rata portion for each full year.)

 INSURED'S ATTAINED AGE         PERCENTAGE
 ----------------------         ----------
      40 and under                  250
           45                       215
           50                       185
           55                       150
           60                       130
           65                       120
           70                       115
     75 through 90                  105
      95 and older                  100


    * We reserve the right, where allowed by law, to change or delete the percentages as required by changes to the Internal Revenue Code.


CHANGE IN DEATH BENEFIT OPTION
You may change the death benefit option on or after the first policy anniversary. Up to two changes are allowed per policy year. Your request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with or next follows our approval. Changing the death benefit option changes the future cost of insurance.

If you change from Option 1 to Option 2, the new total face amount is the old total face amount decreased by the policy value (as of the effective date of the change). The change is not allowed if it would result in a policy face amount of less than $100,000. A change from Option 1 to Option 2 may require evidence of insurability for the new death benefit if required by our underwriting guidelines in place at the time of your request.


If you change from Option 2 to Option 1, the new total face amount is the old total face amount increased by the policy value (as of the effective date of the change). A change from Option 2 to Option 1 does not require evidence of insurability.

If you change from Option 3 to Option 1, the new total face amount is the old total face amount increased by premiums paid less withdrawals made (as of the effective date of the change). If you change from Option 3 to Option 2, the new policy face amount is the old policy face amount adjusted by premiums paid (less withdrawals made) decreased by the policy value (as of the effective date of the change). A change from Option 3 to Option 2 may require evidence of insurability for the new death benefit if required by our underwriting guidelines in place at the time of your request.


You may not change from Option 1 to Option 3 or from Option 2 to Option 3.


ADJUSTMENT OPTIONS

Increase in policy face amount
------------------------------
You may request an increase at any time provided that the Policy is not in a grace period, and monthly policy charges are not being waived under a rider. The minimum increase in policy face amount is $50,000. A policy face amount increase request made in the first 60 policy months will increase the no lapse guarantee premium for the remainder of the 60 months.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If your request is not approved, no changes are made to your Policy.


We will approve your request if:
 . the insured is alive at the time of your request; and . the attained age of the insured is 85 or less at the time of the request; and . we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of your request.

The increase in policy face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of your request. No free-look period applies to an increase in policy face amount.


We calculate an "adjustment conditional receipt premium deposit" (payment that accompanies request) based on your request for an increase. If you make a payment with your adjustment application of at least as much as the adjustment conditional receipt premium deposit, we issue a conditional receipt. The conditional receipt shows receipt of the payment and outlines any interim insurance coverage.


Any payment made with the adjustment application is held in our General Account without interest. If we approve the adjustment, on the effective date of the adjustment, the amount of the premium payment being held minus the premium expense charge, is moved to the divisions and/or Fixed Account. Your current premium allocation percentages are used to make this allocation.


The cost of insurance charge will increase in the event of an increase in a policy's face amount. If there is insufficient value to pay the higher charges after an increase in face amount, the policy will lapse, unless the no-lapse or death benefit guarantees are in effect. The entire policy would be at risk of lapsing, not just the incremental increase in face amount.



Decrease in policy face amount
------------------------------
After the first policy year, you may request a decrease in the policy face amount. No transaction fee is imposed on decreases in the policy face amount. A decrease in face amount lowers the cost of insurance charges. A decrease is requested as follows:
 . the request must be made on an adjustment application;
 . the application must be signed by the owner(s);
 . the policy is not in a grace period;
 . monthly policy charges are not being waived under a waiver rider;
 . the minimum amount of the decrease is $25,000; and . the decrease may not reduce the policy face amount below $100,000.

CHARGES AND DEDUCTIONS


We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated.


PREMIUM EXPENSE CHARGE
When we receive your premium payment, we deduct a premium expense charge. Deductions from premiums during each of the first five years and with respect to premiums made because of a policy face amount increase, during the first five years after the increase, equal:
 . sales load of 3.00% of premiums paid
 . plus 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

Deductions from premiums after the fifth policy year (and after five years of a policy face amount increase) equal:
 . 2.20% for state and local taxes
 . plus 1.25% for federal taxes.

The sales load is intended to pay us for distribution expenses. These expenses include commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising. Sales loads charged in any policy year are not necessarily related to actual distribution expenses incurred in that year. We expect that the majority of these expenses are incurred in the early years of a Policy and that any deficit is made up during the life of the Policy.


If distribution expenses are more than the sales load (including the sales load portion of the surrender charge), the deficit is made up from our other assets or surplus in our General Account.


MONTHLY POLICY CHARGE
The monthly policy charge is intended to cover certain charges and expenses incurred in connection with the Policy. Deductions are made up of:
 . a charge for the cost of insurance;
 . a charge for any optional benefit added by rider(s);
 . a monthly administration charge; and
 . an asset based charge (applies to the divisions, the Fixed Account, and the Loan Account).

On the policy date and each monthly date thereafter, we deduct the charge from your policy value in the divisions and/ or Fixed Account (but not your Loan Account). The deduction is made using your current monthly policy charge allocation percentages. Your allocation percentages may be:
 . the same as allocation percentages for premium payments;
 . determined on a prorated basis; or
 . determined by any other allocation method which we agree upon.

For each division and/or the Fixed Account, the allocation percentage must be zero or a whole number. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the date we receive the request. If we cannot follow your instructions because of insufficient value in any Fixed Account and/or the division, the monthly policy charge is deducted on a prorated basis.


COST OF INSURANCE CHARGE
Your monthly cost of insurance charge is (a) multiplied by (b) minus (c) where:
 . (a) is the cost of insurance rate described below divided by 1,000;
 . (b) is the death benefit at the beginning of the policy month, divided by
  1.0024663 (the sum of one plus the monthly guaranteed fixed account interest rate); and
 . (c) is the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

The cost of insurance rate is based on the gender*, issue age, duration since issue, smoking status, and risk classification of the insured. We determine the rate based on our expectation as to investment earnings, expenses, mortality and persistency experience. Changes in the cost of insurance rates apply to all individuals of the same age, gender* and risk classification. The rate for the policy face amount will never exceed the rate shown in the Table of Guaranteed Maximum Cost of Insurance Rates in the Policy. The guaranteed maximum cost of insurance rate is based on the gender*, attained age and risk classification of the insured.


Different cost of insurance rates may apply to policy face amount increases and to supplemental benefit riders. The cost of insurance for the increase is based on the insured's gender*, issue age, duration since issue, smoking status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on the insured's gender*, attained age and risk classification at the time of the increase.

  * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.


ADMINISTRATION CHARGE


Current charges
---------------
 . The current monthly administrative charge is $25.00 per month during the first policy year.
 . After the first policy year, the administrative charge is $10.00 per month.

Guaranteed administration charges
---------------------------------
In all policy years, the guaranteed maximum monthly administration charge is $25.00 per month.

The monthly administration charge reimburses us for the administrative expenses of the Policy and the Separate Account. Administration expenses do not include the cost of selling the Policy. They do include the costs of: processing applications; conducting medical examinations; determining insurability; establishing and maintaining records; processing death benefit claims and policy changes, reporting and overhead. We do not expect to collect more from the administration charges than our actual accumulated expenses.



For Policies sold in New York, both the current and guaranteed administration charges are $8.00 per month.



ASSET BASED CHARGE
The expense risk we assume is that expenses incurred in issuing and administering the policy are greater than we estimated. The Company expects to make a profit from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

Each month during the first ten policy years, we deduct a charge for these risks at an annual rate of 0.70% of the value(s) of your division(s) and of the Fixed Account. Each month thereafter, we deduct a charge at an annual rate of 0.20% of the value(s) of your division(s) and of the Fixed Account.


We reserve the right to increase the annual rate but guarantee that the maximum annual rate will not exceed 0.70%. If we increase the annual rate, the increase will only apply to policies issued on or after the date of the increase.


SURRENDER CHARGE
Surrender charges vary based on the target premium of the policy and the premiums paid. The charge applies only during the first ten policy years unless there is a policy face amount increase. A policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the policy is the sum of the surrender charges for the policy face amount at issue and each policy face amount increase. The surrender charge is not affected by any decrease in policy face amount or any change in policy face amount resulting from a change of death benefit options.

The surrender charge compensates us for expenses relating to the sale of the Policy. These include commissions, advertising and printing of prospectuses and sales literature. The surrender charge also reimburses us for expenses incurred in issuing the Policy. These expenses include processing the application (primarily underwriting) and setting up records. This charge is intended to cover the average anticipated issue expenses for all Policies. There may not be a direct relationship between the amount of the charge for any given Policy and the amount of expenses attributable to that Policy.


The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.



Surrender charge percentage
---------------------------
The surrender charge is (a) multiplied by (b) multiplied by (c) where:
 . (a) is the target premium shown in Appendix ____;
 . (b) is the percentage shown below which varies by issue age (or age at the time of a face amount increase) and state in which the Policy was issued:

                                       OTHER THAN
      ISSUE AGE        NEW YORK         NEW YORK
      ---------        --------         --------
         0-60            100%             100%
        61-65             94              100
        66-70             89              100
        71-75             84              100
        76-80             65               85
        81-85             53               70





 . (c) is the applicable surrender charge percentage shown below:

                  SURRENDER CHARGE PERCENTAGE TABLE
                  ---------------------------------
     NUMBER OF YEARS SINCE POLICY     THE FOLLOWING PERCENTAGE OF
    DATE AND/OR THE ADJUSTMENT DATE   SURRENDER CHARGE IS PAYABLE
    -------------------------------   ---------------------------
              1 through 5                       100.00%
                   6                             95.24
                   7                             85.71
                   8                             71.43
                   9                             52.38
                  10                             28.57
             11 and later                        00.00




OTHER CHARGES
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for each mutual fund are shown in the section entitled THE FUNDS.

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS
Where permitted by state law, Policies may be purchased under group or sponsored arrangements as well as on an individual basis. A group arrangement is a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A sponsored arrangement is a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

Charges and deductions may be reduced for Policies purchased under a group or sponsored arrangement including waiver of premium sales load and waiver of surrender charge. Reductions may be available to:
 . employees, officers, directors, agents and immediate family members of the group or sponsored arrangement, and
 . employees of agents of the Company and its subsidiaries.

Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments).

Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on the size of the arrangement, the purpose for which the Policies are purchased and certain characteristics of the members. The amount of the reduction and the criteria for reducing the charges and deductions reflect: a) our reduced sales effort and administrative costs; and b) the different mortality experience expected from sales to arrangements.


We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other Policy owners with policies funded with the Separate Account.


In addition, groups and persons buying Policies under a sponsored arrangement may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Flexible underwriting programs currently available include: batch underwriting, expanded nonmedical underwriting and guaranteed issue underwriting.


THE FIXED ACCOUNT


You may allocate net premiums and transfers from your division(s) to the Fixed Account. The Fixed Account is part of our General Account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the Fixed Account has not been registered under these acts. Neither the Fixed Account nor any interest in it is subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. However, disclosures relating to the Fixed Account are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. You may obtain more information regarding the Fixed Account from our home office or from a sales representative.


Our obligations with respect to the Fixed Account are supported by our General Account. Subject to applicable law, we have sole discretion over the investment of assets in the General Account.


We guarantee that net premiums allocated to the Fixed Account accrue interest daily at an effective annual rate of 3% compounded annually. We may, in our sole discretion, credit interest at a higher rate.


The value of your Fixed Account on any valuation day is:
 . net premiums allocated to the Fixed Account
 . plus transfers from the division(s)
 . plus interest credited to the Fixed Account
 . minus surrenders, surrender charges and monthly policy charges
 . minus transfers to the Loan Account
 . minus transfers to the division(s).

We may defer payment of proceeds payable out of the Fixed Account for a period of up to six months.


POLICY TERMINATION AND REINSTATEMENT


POLICY TERMINATION


No Lapse Guarantee
------------------
If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. However, during the first 60 policy months, the Policy will stay in force if (a minus b) is greater than or equal to
(c) where:
 . (a) is the sum of the premiums paid;
 . (b) is the sum of all existing policy loans, unpaid loan interest, partial surrenders and transactions charges; and
 . (c) is the sum of the no lapse guarantee premiums since the policy date to the most recent monthly date.

After the first 60 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
 . your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date; or
 . the death benefit guarantee rider is in effect.

Grace Period
------------
The grace period begins when we send you a notice of pending lapse. The notice:
 . is mailed to your last known post office address;
 . shows the minimum payment required to keep the Policy in force; and . shows the 61-day period during which we will accept the required payment.

During the first 60 policy months, the minimum required payment is the greater of (a) or (b) where:
 . (a) is three monthly policy charges divided by (1 minus the maximum premium expense charge), and
 . (b) is three no lapse guarantee monthly premiums.


The determination of three monthly policy charges is made by taking three times the "failed" monthly deduction that could not be made due to insufficient policy value. The maximum premium expense charge is the guaranteed maximum percent of premium expense charge which is 6.45% in all policy years (3% sales charge, 2.2% state and local taxes, 1.25% federal taxes).



After the first 60 policy months, the minimum required premium is (a) plus (b) where:
 . (a) is the amount by which the surrender charge is more than the Policy value on the monthly date on or immediately preceding the start of the grace period, and
 . (b) is three monthly policy charges divided by (1 minus the maximum premium expense charge).

This payment is intended to a) reimburse us for the monthly policy charges during the grace period, and b) provide enough policy value to pay the monthly policy charge on the first monthly date after the grace period. To cover past due policy charges, if the grace period ends before we receive the minimum payment, we keep any remaining value in the Policy.


Due to possible adverse market fluctuations, there is no guarantee that the amount requested at the beginning of the grace period is enough to pay the monthly policy charges as they are processed. If the net surrender value is not at least as much as the monthly policy charge on any monthly date, a new 61-day grace period starts.


The Policy is in force during a grace period. If we do not receive the required payment, the Policy terminates as of the monthly date on or immediately preceding the start of the grace period. If the insured dies during a grace period, policy proceeds are reduced by:
 . all monthly policy charges due and unpaid at the death of the insured; and
 . any policy loans and unpaid loan interest.

The Policy also terminates when:
 . you make a total policy surrender;
 . death proceeds are paid; and
 . maturity proceeds are paid.

When the Policy terminates, all of the owners' policy rights and privileges end.


REINSTATEMENT
Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient value. The Policy may only be reinstated:
 . prior to the maturity date and while the insured is alive;
 . upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
 . if you make a payment of a reinstatement premium; and

 . if the application for reinstatement is mailed to us within three years of the Policy termination (in some states, we must provide a longer period of time for Policy reinstatement).

The reinstatement premium is calculated using the formulas found above in POLICY TERMINATION AND REINSTATEMENT - Policy Termination - Grace Period. If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest is not collected for the period the Policy was terminated).


We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with your reinstatement application are held without interest until the reinstatement date. They are allocated to your selected division(s) and/or Fixed Account on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner(s) are restored upon reinstatement.


If you reinstate your Policy and then it is totally surrendered, a surrender charge may be imposed. The charge, if any, is calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not credited toward the number of policy years to make this calculation.


OTHER MATTERS


VOTING RIGHTS
We vote division shares at shareholder meetings of the underlying mutual funds. We follow the voting instructions received from people having the voting interest in the division shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the division(s). Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.


According to procedures adopted by the mutual fund, voting instructions are solicited by a written proxy statement before a shareholder meeting. We vote other underlying mutual fund shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Underlying mutual fund shares held in our General Account are voted in proportion to instructions that are received with respect to the participating contracts.


If we determine, under applicable law, that underlying mutual fund shares need not be voted according to the instructions received, we may vote underlying mutual fund shares held in the Separate Account in our own right.


We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to:
 . change a subclassification or investment objective of the underlying mutual fund;
 . disapprove an investment advisory contract of the underlying mutual fund; or . approve changes initiated by an owner in the investment policy or investment advisor of the underlying mutual fund if we reasonably disapprove of the changes.

The change would be disapproved only if:
 . the proposed change is contrary to state law;
 . prohibited by state regulatory authorities; or . we determine the change is inconsistent with the investment objectives of the mutual fund.

If we disregard voting instructions, a summary of the action and the reason for the actions will be included in the next semiannual report from the underlying mutual fund to owners.

STATEMENT OF VALUES
You receive an annual statement at the end of each policy year. The statement will show:
 . current death benefit;
 . current policy value and surrender value;
 . all premiums paid since the last statement;
 . all charges since the last statement;
 . any policy loans and unpaid loan interest;
 . any partial surrenders since the last statement;
 . the number of units and unit value;
 . total value of each of your divisions and the Fixed Account;
 . designated beneficiary(ies); and
 . all riders included in the Policy.

You will also receive a statement as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-800-247-9988.


We also send you the reports required by the Investment Company Act of 1940 (as amended).


SERVICES AVAILABLE VIA THE INTERNET AND TELEPHONE
If you elect internet and/or telephone privileges, instructions for the following transactions may be given to us via the internet or telephone:
 . change in allocations of future premium payments;
 . change in allocation of the monthly policy charge;
 . change to your APR instructions;
 . change to your DCA instructions;
 . unscheduled division and/or Fixed Account transfers; and . policy loan (not available via the internet) (loan proceeds are mailed to the owner's address of record).

Your instructions:
 . telephone instructions may be given by calling us at 1-800-247-9988 between 7
  a.m. and 9 p.m. Central Time on any day that the NYSE is open;
 . internet instructions may be given by accessing us at www.principal.com (for security purposes, you need a personal identification number (PIN) to use any of the new Internet services, including viewing your policy information on-line. If you don't have a PIN, you can obtain one at www.principal.com);
 . must be received by us before the close of the NYSE (generally 3:00 p.m.
  Central Time) to be effective the day you call;
 . are effective the next valuation day if not received until after the close of the NYSE; and
 . from one joint owner are binding on all joint owners.

Direct Dial
-----------
You may receive information about your Policy from our Direct Dial system between 7 a.m. and 9 p.m. Central Time, Monday through Saturday. The Direct Dial number is 1-800-247-9988. Through this automated system, you can:
 . obtain information about unit values and policy values;
 . initiate certain changes to your Policy; and . change your personal identification number.

Instructions from one joint owner are binding on all joint owners.


Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction or internet requests, the Separate Account and the Company reserve the right to refuse telephone and/or internet orders. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the owner's address of record. The procedures for internet and

Direct Dial include requesting the same personal identification information as well as your PIN, logging all internet and Direct Dial activity and sending written transaction confirmations to the owner's address of record.


GENERAL PROVISIONS


THE CONTRACT
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised Policy or data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

OPTIONAL INSURANCE BENEFITS
Subject to certain conditions, you may add one or more optional insurance benefits to your Policy. These include:
 . supplemental benefit rider (yearly renewable term)
 . extended coverage rider
 . death benefit guarantee rider (only available at the time the Policy is issued and is not available in conjunction with the supplemental benefit rider)

Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. NOT ALL OPTIONAL INSURANCE BENEFITS ARE AVAILABLE IN ALL STATES. The cost, if any, of an optional insurance benefit is deducted as part of your monthly policy charge.


Supplemental Benefit Rider
--------------------------
This rider provides an additional face amount and an additional death benefit.

Death Benefit Guarantee Rider
-----------------------------
This rider provides that if the rider premium is paid, the Policy does not lapse even if the net surrender value is not enough to pay the monthly policy charges on a monthly date. This rider is automatically made a part of the Policy if the planned periodic premium is equal to or greater than the death benefit guarantee premium or if the first year paid premium is large enough to satisfy the death benefit guarantee premium requirement for one year.


There are no policy charges for the death benefit guarantee rider. Rather, a required minimum premium level is defined for the rider to remain in effect. The death benefit guarantee premium requirement is met if:
 . the sum of all premiums paid
 . minus any partial surrenders
 . minus any policy loans and unpaid loan interest is at least as much as the sum of death benefit guarantee monthly premiums from the policy date to the most recent monthly date. Your most recent death benefit guarantee premium is shown on your current data page.


The death benefit guarantee premium is based on the issue age, gender (where permitted by law) and risk classification of the insured. The monthly death benefit guarantee premium is considered to be zero for any month that deductions are being waived. This premium may change if:
 . the policy face amount is changed;
 . the death benefit option is changed;
 . a rider is added or deleted; or
 . an adjustment is made to your Policy.

As a result of a change, an additional premium may be required to satisfy the new death benefit guarantee premium.


If on any monthly date, the death benefit guarantee premium requirement is not met, we send you a notice stating the premium required to reinstate the rider. If the premium required to maintain the guarantee is not received in our home office before the expiration of the 61-day grace period (which begins when the notice is mailed), the death benefit guarantee is no longer in effect and the rider is terminated. If the rider terminates, it may not be reinstated.

Extended Coverage Rider
-----------------------
This rider, which is automatically included on each Policy, allows the Policy to remain in force beyond the maturity date as long as there is cash value in the Policy. Upon your request, we keep the Policy in force until the death of the Insured or full surrender. The death benefit will be equal to the amount described in the "Death Benefit Option" section. There is no charge for this rider and at maturity the Policy automatically changes to death benefit option 1 and no future death benefit option changes are allowed.


MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under your Policy to reflect the amount that would have been payable at the correct age and gender.

ASSIGNMENT
You may assign your Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.


OWNERSHIP
You may change your ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

Unless changed, the owner(s) is as named in the application. The owner(s) may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).


All rights and privileges of ownership of a Policy end if the Policy is surrendered, death or maturity proceeds are paid, or if the grace period ends without our receiving the payment required to keep the Policy in force. The rights and privileges end as of the monthly date on or immediately preceding the start of the grace period.


If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person's ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy passes to the estate of the last surviving owner. With our consent, you may specify a different arrangement for contingent ownership.


BENEFICIARY
You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

If no beneficiary(ies) survives the death of the insured, the death proceeds are paid to the owner(s) or the estate of the owner(s) in equal percentages unless otherwise specified.


BENEFIT INSTRUCTIONS
While the insured is alive, you may give us instructions for payment of death proceeds under one of the benefit options of the Policy. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit instructions are revoked.

BENEFIT PAYMENT OPTIONS
While the insured is alive, you may arrange for death proceeds to be paid in a lump sum or under one of several fixed benefit payment options. These choices are also available if the Policy is surrendered or matures.
 . Special Benefit Arrangement

   A specially designed benefit option may be arranged with our approval. . Proceeds left at interest
   We hold the amount of the benefit on deposit. Interest payments are made annually, semiannually, quarterly or monthly as selected.
 . Fixed Income
   We pay income of a fixed amount for a fixed period (not exceeding 30 years).
 . Life Income
   We pay income during a person's lifetime. A minimum guaranteed period may be used.
 . Joint and Survivor Life Income
   We pay income during the lifetime of two people and continue until the death of the survivor. This option includes a minimum guaranteed period of 10 years.
 . Joint and Two-thirds Survivor Life Income
   We pay an income during the lifetime of two people and two-thirds of the original amount during the remaining lifetime of the survivor.

Interest at a rate set by us, but never less than required by state law, will be applied to calculate the above benefit payment options.


RIGHT TO EXCHANGE POLICY
During the first 24 months after the effective date (except during a grace period), you have the right to make an irrevocable, onetime election to transfer all of your division values to the Fixed Account. No charge is imposed on this transfer.

Your request must be in writing and be signed by the owner(s). The request must be postmarked or delivered to our home office before the end of the 24-month period. The transfer is effective when we receive your written request.


NON-PARTICIPATING POLICY
The Policies do not share in any divisible surplus of the Company.

INCONTESTABILITY
We will not contest the insurance coverage provided by the Policy, except for any increases in face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the policy date. Any policy face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.

SUICIDE
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of policy face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any policy loans and unpaid loan interest and partial surrenders. In the event of suicide within two years of a policy face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).

DELAY OF PAYMENTS
Payment due to exercise of your rights under the free-look provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a division are generally made within five days after we receive your instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, total or partial surrender, policy loan, death, maturity or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940.

The right to sell shares may be suspended during any period when:
 . trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or . an emergency exists, as determined by the SEC, as a result of which:

  . disposal by a fund of securities owned by it is not reasonably practicable; . it is not reasonably practicable for a fund to fairly determine the value of its net assets; or
  . the SEC permits suspension for the protection of security holders.

If payments are delayed and your instruction is not canceled by your written instruction, the amount of the transaction is determined the first valuation date following the expiration of the permitted delay. The transaction is made within five days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.


MARKET TIMING DISCLOSURE
The Policy does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all Policy owners. We reserve the right to reject excessive exchanges or purchases by market timers if the trade would disrupt the management of the Separate Account, any division or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at any time to prevent market timing efforts that could disadvantage other Policy owners. These modifications could include, but not be limited to:
 . requiring a minimum time period between each transfer;
 . not accepting transfer requests from someone providing them for multiple
  Policies for which he or she is not the owner; or . limiting the dollar amount that a Policy owner may transfer at any one time.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
 . transfer assets in any division to another division or to the Fixed Account; . add, combine or eliminate divisions; or . substitute the shares of a division for shares in another division:
  . if shares of a division are no longer available for investment; or . if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) and/or the Fixed Account without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).

OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION



The officers and directors of the investment advisor, Principal Management Corporation, are shown below. This list includes some of the same people (designated by *), who are serving in the same capacities as officers and directors of the underwriter, Princor Financial Services Corporation. The principal business address for each officer and director is: Principal Financial Group, Des Moines, Iowa 50392.

*JOHN EDWARD ASCHENBRENNER     Director
*PATRICIA ANN BARRY            Assistant Corporate Secretary
*CRAIG LAWRENCE BASSETT        Treasurer
*MICHAEL THOMAS DALEY          Director
*RALPH CRAIG EUCHER            Director and President
*ARTHUR SIGLIN FILEAN          Senior Vice President
*DENNIS PAUL FRANCIS           Director
*PAUL NORMAN GERMAIN           Vice President - Mutual Fund Operations
*ERNEST HAROLD GILLUM          Vice President - Product Development
*JOHN BARRY GRISWELL           Chairman of the Board and Director
*JOYCE NIXSON HOFFMAN          Senior Vice President and Corporate Secretary
                               Senior Vice President - Marketing and
*JOHN RANDALL LEPLEY           Distribution
                               Assistant Vice President - Business Systems and
*KELLY ANN PAUL                Technology
*RICHARD LEO PREY              Director
LAYNE ALLAN RASMUSSEN          Controller - Mutual Funds
*MICHAEL DENNIS ROUGHTON       Counsel
*JAMES FRANKLIN SAGER          Vice President
*JEAN BETSY SCHUSTEK           Assistant Vice President - Registered Products
*KAREN ELIZABETH SHAFF         Director
                               Senior Vice President and Chief Financial
*KIRK LLOYD TIBBETTS           Officer
*LARRY DONALD ZIMPLEMAN        Director

EXECUTIVE OFFICERS OF PRINCIPAL LIFE INSURANCE COMPANY (OTHER THAN DIRECTORS):


JOHN EDWARD ASCHENBRENNER         Executive Vice President
PAUL FRANCIS BOGNANNO             Senior Vice President
GARY MERLYN CAIN                  Senior Vice President
MICHAEL THOMAS DALEY              Executive Vice President
CHARLES ROBERT DUNCAN             Senior Vice President
DENNIS PAUL FRANCIS               Senior Vice President
                                  Executive Vice President and Chief Financial
MICHAEL HARRY GERSIE              Officer
THOMAS JOHN GRAF                  Senior Vice President
ROBB BRYAN HILL                   Senior Vice President
JOYCE NIXSON HOFFMAN              Senior Vice President and Corporate Secretary
DANIEL JOSEPH HOUSTON             Senior Vice President
ELLEN ZISLIN LAMALE               Senior Vice President and Chief Actuary
MARY AGNES O'KEEFE                Senior Vice President
RICHARD LEO PREY                  Executive Vice President
KAREN ELIZABETH SHAFF             Senior Vice President and General Counsel
ROBERT ALLEN SLEPICKA             Senior Vice President
NORMAN RAUL SORENSEN              Senior Vice President
                                  Senior Vice President and Chief Information
CARL CHANSON WILLIAMS             Officer
LARRY DONALD ZIMPLEMAN            Executive Vice President

DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY


Principal Life Insurance Company is managed by a Board of Directors. The directors of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

    NAME, POSITIONS AND          PRINCIPAL OCCUPATION DURING LAST 5 YEARS
    ------OFFICES------          ----------------------------------------
          -------
                             President and Chief Executive Officer of AT&T
                             Consumer since April 2001. Prior thereto,
   BETSY JANE BERNARD        Executive Vice President - National Mass markets
   Director                  of Quest Communications, formerly US West,
   Chair, Nominating         2000-2001; Executive Vice President - Retail
   Committee                 Markets of US West, 1998-2000; President and
                             Chief Executive Officer of US WEST Long Distance,
                             1997-1998; President and Chief Operating Officer
                             of Avirnex July 1997 - December 1997; President
                             and Chief Executive Officer of Pacific Bell
                             Communications, Pacific Telesis from 1995-1997

                             Corporate Vice President and Chief Marketing
                             Officer, Motorola, Inc. since 1999. Vice
   JOCELYN CARTER-MILLER     President, 1998-1999; Vice President and General
   Director                  Manager, since 1997. Prior thereto, Vice
   Member, Audit Committee   President of Latin American and Caribbean
                             Operations of Motorola.

   DAVID JAMES DRURY
   Director, Chairman of     Chairman, Principal Life Insurance Company since
   the Board                 2000. Chairman and Chief Executive Officer
   Chair, Executive          1995-2000.
   Committee

   CHARLES DANIEL GELATT,
   JR.
   Director
   Member, Executive         President, NMT Corporation since 1986
   Committee
   Member, Human Resources
   Committee

   JOHN BARRY GRISWELL       President and Chief Executive Officer, Principal
   Director                  Life Insurance Company since 2000. President
   Member, Executive         1998-2000; Executive Vice president 1996-1998;
   Committee                 Senior Vice President 1991-1996.

                             Executive Vice President and Chief Financial
   SANDRA LYNN HELTON        Officer of Telephone & Data Systems, Inc. since
   Director                  1998. Vice President and corporate Controller of
   Member, Audit Committee   Compaq Computer Corporation from 1997-1998. Prior
                             thereto, Senior Vice President and Treasurer of
                             Corning Incorporated from 1994-1997.

                             Retired. Executive Vice President of DuPont
                             1999-2000. Chairman, President and Chief
   CHARLES SAMUEL JOHNSON    Executive Officer, Pioneer Hi-Bred International,
   Director                  Inc. 1996-1999; President and Chief Executive
   Member, Audit Committee   Officer 1995-1996; President and Chief Operating
                             Officer 1995.

   WILLIAM TURNBALL KERR
   Director                  Chairman, President & Chief Executive Officer,
   Member, Executive         Meredith Corporation since 1998. President and
   Committee                 Chief Executive Officer, 1997-1998; President and
   Chair, Human Resources    Chief Operating Officer 1994-1997. Prior thereto,
   Committee                 Executive Vice President.

   LEE LIU
   Director                  Retired. Chairman Alliant Energy Corporation
   Member, Executive         1998-2000. Chairman and Chief Executive Officer,
   Committee                 IES Industries, Inc., 1996-1998. Prior thereto,
   Member, Human Resources   Chairman, President and Chief Executive Officer.
   Committee

   VICTOR HENDRIK
   LOEWENSTEIN               Partner Egon Zehnder International since 1999.
   Director                  Prior thereto, Managing Partner, Egon Zehnder
   Member, Nominating        International 1979-1999.
   Committee

   RONALD DALE PEARSON
   Director                  Chief Executive Officer, Chairman and President,
   Member, Human Resources   Hy-Vee, Inc. since 1989.
   Committee

   FEDERICO FABIAN PENA      Managing Director of Vestar Capital Partners
   Director                  since 2000. Senior Advisor of Vestar Capital
   Member, Nominating        Partners 1998-2000. Prior thereto, Secretary,
   Committee                 U.S. Department of Energy 1996-1998.

                             President and Chief Executive Officer of the
                             Chicago Community Trust since 2000. Senior
   DONALD MITCHELL STEWART   Program Officer and Special Advisor to the
   Director                  President at the Carnegie Corporation of New York
   Member, Nominating        1999-2000. Prior thereto, President, The College
   Committee                 Board, 1986-1999.

                             President and Chief Executive Officer of Galenor
   ELIZABETH EDITH TALLETT   Inc. since 1999 and also President & Chief
   Director                  Executive Officer of Dioscor, Inc. since 1996.
   Chair, Audit Committee

DISTRIBUTION OF THE POLICY

We intend to sell the Policies in all jurisdictions where we are licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. (NASD).

The Policies will be distributed by the general distributor, Princor Financial Services Corporation (Princor), which is an affiliate of ours, pursuant to a contract dated ______________________. The distribution contract may be terminated by either party upon 60 day notice. Princor was incorporated in the State of Iowa on May 1, 1968, and is also a securities broker-dealer registered with the SEC as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.


For Policies sold through Princor, commissions generally will be no more than 50% of premium received in the first policy year or the first year following an adjustment up to the planned periodic premium (not to exceed target premium). In addition, a commission of up to 3% of premium received in the first policy year (or first year following an adjustment) may be paid. In the second through fifth years following the policy date (or adjustment date), commissions range from 0% to 2% of premiums received. A service fee of up to 10% is paid on premiums received. An asset based fee of 0.25% is paid in policy years 6 through 20 which is reduced to 0.15% after policy year 20. Expense allowances may be paid to agents and brokers based on premiums received.


STATE REGULATION

The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa or her representatives at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.

FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy. You should consult a qualified tax adviser about the tax implications of taking action under a Policy.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT
We are taxed as an insurance company under subchapter L of the Code. The Separate Account is not a separate taxable entity. Its operations are taken into account by us in determining our tax liability. All Separate Account investment income and realized net capital gains are reinvested and taken into account in determining policy values and are automatically applied to increase the book reserves associated with the Policies.

CHARGES FOR TAXES
We impose a federal tax charge equal to 1.25% of premiums received under the Policy to compensate us for the federal income tax liability we incur by reason of receiving those premiums. We believe that this charge is reasonable in relation to the increased tax burden the Company incurs as a result of Section 848 of the Code. No other charge is currently made to the Separate Account for federal income taxes of the Company that may be attributable to the Separate Account. Periodically, we review the appropriateness of charges to the Separate Account for federal income taxes. In the future, a charge may be made for federal income taxes incurred by us and attributable to the Separate Account. In addition, depending on the method of calculating interest on policy values allocated to the Fixed Account, a charge may be imposed for the Policy's share of our federal income taxes attributable to the Fixed Account.

Under current law, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change attributable to state or local taxes, we reserve the right to charge the Separate Account for the portion of taxes, if any, attributable to the Separate Account.


DIVERSIFICATION STANDARDS
The Policy should qualify as a life insurance contract as long as the underlying investments for the Policy satisfy diversification requirements of Section 817(h) of the Code.


IRS DEFINITION OF LIFE INSURANCE
The Policy should qualify as a life insurance contract as long as it satisfies certain tests under Section 7702 of the Code.
 . The Policy qualifies if it satisfies the guideline premium requirement and falls within a cash value corridor.
 . If at any time a premium is paid which would result in total premiums exceeding the current maximum premium allowed, we only accept that portion of the premium which would make the total premiums equal the maximum.


MODIFIED ENDOWMENT CONTRACT STATUS
Section 7702A of the Code sets forth a classification of life insurance policies known as "Modified Endowment Contracts." Policy loans and partial surrenders from a policy that is classified as a modified endowment contract are taxable as ordinary income to the owner in an amount equal to the lesser of the amount of the loan/partial surrender or the excess of policy value over the owner's investment in the Policy. Additionally, taxable distributions are subject to a federal income tax penalty of 10% unless the payment is:
 . made after the owner attains age 591/2;
 . attributable to the taxpayer becoming disabled; or . part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. If any premium payment increases the policy's death benefit by more than it increases the policy value, and in the absence of your instructions, we will refund the premium payment.

POLICY SURRENDERS AND PARTIAL SURRENDERS
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner(s) is not taxed on the cash surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any policy loan, upon surrender or lapse, is added to the cash surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any income payment settlement option.

A total surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. During the first 15 policy years, an amount may be taxable prior to your tax-free recovery of your investment in the Policy if the partial surrender results in or is necessitated by a reduction in death benefits. A qualified tax advisor should be consulted regarding the tax consequences of any partial surrender during the first 15 policy years.


The increase in policy value of the Policy is not included in gross income unless and until there is a total surrender or partial surrender under the Policy. A complete surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent the distribution exceeds your investment in the Policy. Transfers between the division(s) and/or the Fixed Account are not considered as distributions from the Policy and would not be considered taxable income.


POLICY LOANS AND LOAN INTEREST
Loans received under the Policy are generally recognized as loans for tax purposes and are not considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors. Due to the complexity of these factors, you should consult a competent tax advisor as to the deductibility of interest paid on policy loans. If the Policy is a modified endowment contract, a policy loan is taxable to an amount equal to the lesser of the amount of the loan or the excess of policy value over the owner's investment in the Policy.


If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a competent tax advisor


CORPORATE ALTERNATIVE MINIMUM TAX
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by Section 55(c) of the Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

EXCHANGE OR ASSIGNMENT OF POLICIES
A change of policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

WITHHOLDING
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.

OTHER TAX ISSUES
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the policy beneficiary(ies) if you or the insured dies. Any person concerned about the estate implications of the Policy should consult a competent tax advisor.

EMPLOYEE BENEFIT PLANS
The United States Supreme Court has held that optional annuity benefits under a qualified deferred compensation plan cannot vary on the basis of gender. Polices are available for use in connection with employment related insurance or benefit plans which do not vary between male and female insured of a particular age and underwriting classification. A competent tax advisor should be consulted on these matters.

LEGAL OPINIONS
Legal matters applicable to the issue and sale of the Policies, including our right to issue Policies under Iowa Insurance Law, have been passed upon by Karen
E. Shaff, Senior Vice President and General Counsel.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

REGISTRATION STATEMENT
This prospectus omits some information contained in the registration statement that we have filed with the SEC. Statements contained in this prospectus are summaries of the contents of the Policy and other legal documents.

OTHER VARIABLE INSURANCE CONTRACTS
The Company currently offers other variable life contracts that participate in the Separate Account. In the future, we may designate additional group or individual variable annuity contracts as participating in the Separate Account.

RESERVATION OF RIGHTS
The Company reserves the right to amend or terminate the special plans described in this prospectus. Such plans include preauthorized premium payments, dollar cost averaging (DCA) and automatic portfolio rebalancing (APR). You would be notified of any such action to the extent required by law.

CUSTOMER INQUIRIES
Your questions should be directed to: The Principal Variable Universal Life Accumulator, Principal Financial Group, P.O. Box 9296, Des Moines, Iowa 50306-9296, 1-800-247-9988.

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in this prospectus. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

FINANCIAL STATEMENTS
The consolidated financial statements of Principal Life Insurance Company which are included in this prospectus should be considered only as it relates to our ability to meet our obligations under the Policy. They do not relate to investment performance of the assets held in the Separate Account.



PART II. OTHER INFORMATION


UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940 Principal Mutual Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

REPRESENTATIONS PURSUANT TO RULE 6e-3(T) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940. Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the Policies described in the prospectus. Registrant makes the following representations:

1) Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

2) The level of the mortality and expense risks charge is within the range of industry practice for comparable contracts.

3) The   Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement for the Variable Life Separate Account will benefit the separate account and policyowners, and it will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

4) The Variable Life   Separate   Account will invest only in management
  investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based upon an analysis of the mortality and expense risks charges contained in other variable life insurance policies, including scheduled and flexible premium products. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:


 The facing sheet;


     The prospectus, consisting of 49 pages;


 The undertaking to file reports;


 The undertaking pursuant to Rule 484;


 Representations pursuant to Rule 6e-3(T);


 The signatures;


 Written consents of the following persons:


     Ernst & Young LLP


The following exhibits

1.           Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under
             designations based on such instructions
1.A1         Resolution of Executive Committee of Board of Directors of
             Principal Mutual Life Insurance Company establishing the Variable
             Life Separate Account (filed 7/24/01)
1.A3A.a      Distribution Agreement between Princor Financial Services
             Corporation and Principal Mutual Life Insurance Company **
1.A3B.a      Form of Selling Agreement**
1.A3B.b      Registered Representative Agreement (filed 7/24/01)
1.A3C        Schedule of sales commissions**
1.A5.a       Form of Policy (filed 7/24/01)
1.A5.a.i     Accelerated Benefit Rider (filed 7/24/01)
1.A5.a.ii    Accidental Death Benefit Rider (filed 7/24/01)
1.A5.a.iii   Accounting Benefit Rider
1.A5.a.iv    Aviation Exclusion Rider (filed 7/24/01)
1.A5.a.v     Change of Insured
1.A5.a.vi    Children Term Insurance Rider (filed 7/24/01)
1.A5.a.vii   Cost of Living Increase Rider (filed 7/24/01)
1.A5.a.viii  Death Benefit Guarantee Rider (filed 7/24/01)
1.A5.a.ix    Extended Coverage Rider (filed 7/24/01)
1.A5.a.x     Hazardous Sports Rider (filed 7/24/01)
1.A5.a.xi    Salary Increase Rider (filed 7/24/01)
1.A5.a.xii   Spouse Term Insurance Rider (filed 7/24/01)
1.A5.a.xiii  Supplemental Benefit Rider (filed 7/24/01)
1.A5.a.xiv   Waiver of Monthly Policy Charge Rider (filed 7/24/01)
1.A5.a.xv    Waiver of Specified Premium Rider (filed 7/24/01)
1.A6.a       Articles of Incorporation, as Amended of Principal Life Insurance
             Company (filed 7/24/01)
1.A6.b       By-laws of Principal Life Insurance Company (filed 7/24/01)
1.A10.a      Form of Application (filed 7/24/01)
1.A10.b      Form of Conversion Application (filed 7/24/01)
1.A10.c      Form of Supplemental Application**
2.           Opinion and consent of Karen E. Shaff, Senior Vice President and
             General Counsel (filed 7/24/01)
3.           No financial statements will be omitted from the prospectus pursuant to Instruction 1(b) or (c) or Part I
4.           Not applicable
5.           Not applicable
6.           Consent of Ernst & Young LLP**
7.           Description of Issuance, Transfer and Redemption Procedures
             Pursuant to Rule 6e-3(T)(b)(12)(iii)**
8.           Powers of Attorney of Directors of Principal Life Insurance
             Company (filed 7/24/01)
9.           Opinion and Consent of Lisa Butterbaugh (filed 7/24/01)

 ** To be filed by Amendment.

SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Des Moines, and the state of Iowa, on the 15th day of October, 2001.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT


(Registrant)


By: PRINCIPAL LIFE INSURANCE COMPANY


(Depositor)


By:    /s/ David J. Drury
       ------------------
   David J. Drury
   Chairman and Chief Executive Officer

Attest:


         /s/ Joyce N. Hoffman
         --------------------
   Joyce N. Hoffman
   Senior Vice President and
   Corporate Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated

 .

       SIGNATURE                     TITLE                      DATE
/s/ D. J. Drury
---------------                                              10/15/2001
                                                        ------------
D. J. Drury              Chairman and
                         Chief Executive Officer

/s/ D. C. Cunningham
--------------------                                         10/15/2001
                                                        ------------
D. C. Cunningham         Vice President and
                         Controller (Principal
                         Accounting Officer)

/s/ M. H. Gersie
----------------                                             10/15/2001
                                                        ------------
M. H. Gersie             Senior Vice President
                         (Principal Financial Officer)

(B. J. Bernard)*
----------------                                             10/15/2001
                                                        ------------
B. J. Bernard            Director

(J. Carter-Miller)*
-------------------                                          10/15/2001
                                                        ------------
J. Carter-Miller         Director

(C. D. Gelatt, Jr.)*
--------------------                                         10/15/2001
                                                        ------------
C. D. Gelatt, Jr.        Director

(J. B. Griswell)*
-----------------                                            10/15/2001
                                                        ------------
J. B. Griswell           Director

(S. L. Helton)*
---------------                                              10/15/2001
                                                        ------------
S. L. Helton             Director

(C. S. Johnson)*
----------------                                             10/15/2001
                                                        ------------
C. S. Johnson            Director

(W. T. Kerr)*
-------------                                                10/15/2001
                                                        ------------
W. T. Kerr               Director

(L. Liu)*
 --------                                                    10/15/2001
                                                        ------------
L. Liu                   Director

(V. H. Loewenstein)*
--------------------                                         10/15/2001
                                                        ------------
V. H. Loewenstein        Director

(R. D. Pearson)*
----------------                                             10/15/2001
                                                        ------------
R. D. Pearson            Director

(F. F. Pena)*
 ------------                                                10/15/2001
                                                        ------------
F. F. Pena               Director

(D. M. Stewart)*
----------------                                             10/15/2001
                                                        ------------
D. M. Stewart            Director

(E. E. Tallett)*
----------------                                             10/15/2001
                                                        ------------
E. E. Tallett            Director

*By    /s/ David J. Drury
       ------------------
   David J. Drury
   Chairman and Chief Executive Officer

   Pursuant to Powers of Attorney
   Previously Filed or Included Herein